

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2021

Tim Michaels
Chief Operating Officer
Fresh Grapes, LLC
505 Highway 169 North
Plymouth, MN 55441

      Re: Fresh Grapes, LLC
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 29, 2021
           File No. 333-261037

Dear Mr. Michaels:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

Form S-1/A filed November 29, 2021

Summary of Historical Financial Data
Balance Sheet Data, page 11

1.   We note your tabular presentation includes a column with the heading "December 31, 2021" and 2019 information appears to be labeled as December 31, 2020. Please modify your header information accordingly.

Capitalization, page 36

2.   Please correct your total actual capitalization amount or otherwise explain how you have determined the amount. It appears the amount presented is a typographical error of your pro forma total capitalization.

3. Please explain the amount presented for related party payables in your capitalization table. The amount presented in your interim balance sheet as of September 30, 2021 is approximately $2.1 million. In addition, we note a related party promissory note for $216,000 in your interim balance sheet which appears to be excluded from your capitalization. Please explain these discrepancies and omissions or otherwise revise your presentation.

Dilution, page 38

4. Please explain to us how you determined your tangible net book value per share is $.04 per share, given your net tangible book value is a negative amount. In addition, it is unclear what share amount you are using in your determination as of September 30, 2021. Please advise us of the denominator used in your calculation.

You may contact Kevin Stertzel at (202)-551-3723 or John Cash at (202)-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Jay Ingram at (202)-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing